CONFIDENTIAL TREATMENT REQUESTED BY GLU MOBILE INC.
CONTACT: ERIC R. LUDWIG, VICE PRESIDENT, FINANCE -650/571-1550
CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [*]
February 14, 2007
VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission	SUBMITTED PURSUANT TO A
100 F Street, N.E.	REQUEST FOR CONFIDENTIAL TREATMENT
Washington, D.C. 20549	AND PURSUANT TO 17 C.F.R. 200.83

Attention:	Barbara C. Jacobs
Maryse Mills-Apenteng
Morgan Youngwood
Division of Corporation Finance
Mail Stop 4561

Re:	Glu Mobile, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-139493
Dear Ms. Jacobs:
     On behalf of Glu Mobile Inc. (the “Company”), we are transmitting herewith Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-139493) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on December 19, 2006 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated February 9, 2007. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier a copy of the Amendment in paper format, which is marked to show changes from Amendment No. 3 to the Registration Statement. In addition, we have enclosed with that copy the relevant pages of the more current reports of NPD Group, Inc. and m:metrics that support our revised statements on pages 1 and 71 of the Amendment. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Securities and Exchange Commission
February 14, 2007

Inside Cover Page
1.	Please refer to prior comment 3 of our letter dated January 12, 2007. We will contact you shortly.
     The Company notes that the Staff may have comments on its graphics, which the Staff will provide shortly.
Summary , page 1
2.	Please refer to prior comment 7. We note your response referring to a supplemental letter dated January 16, 2007 sent to us by facsimile. We are currently considering the information that you provided in response to our comment.
     The Company acknowledges that the Staff is currently considering the information provided in the Company’s supplemental letter dated January 16, 2007 and will provide the Company shortly with its decision regarding the necessity of filing a consent for NPD Group, Inc.
Risk Factors, page 8
3.	Please refer to prior comment 11. We note your response that you view the Sprint and Nextel agreements as separate and distinct and that because the revenues derived from end users under each agreement represented less than 10% of your revenues for 2005 and the first nine months of 2006, you have not filed the agreement. We specifically note your risk factor disclosure on pages 11 and 20 that you derived a material portion of your revenues (approximately 12%) from subscribers of Sprint Nextel for the nine month period ended September 30, 2006. As a preliminary matter, please advise what portion of your revenues these agreements constituted for the 12-month period ended December 31, 2006. If these agreements aggregated 10% or more for this period, we do not believe that we are in receipt of sufficient information to concur with your assertion that the revenues generated by the two agreements should be viewed as separate for the purposes of Item 601(b)(10) of Regulation S-K. In light of the fact that there is a single entity that controls with respect to the continuation or termination of these agreements, it appears appropriate that they should be aggregated for the purposes of determining whether they constitute material contracts on which you are substantially dependent.
     The Company respectfully advises the Staff that, while the Company’s audit is not yet complete, the Company is certain that the aggregate revenues generated from these agreements will be in excess of 10% of the Company’s total revenues in 2006. As a consequence, given the Staff’s view expressed above, the Company intends to file both of these agreements later this week or early the following week in an exhibits only amendment after it has had the opportunity to work with Sprint (and Nextel, if necessary) to determine the items for which confidential treatment will need to be requested. In connection with its review of these agreements, the Company determined that revenues and accounts receivable that it had identified with Boost Mobile, LLC should also be included as Sprint Nextel revenues or accounts receivable, since Boost had been acquired by Nextel prior to Nextel’s being acquired by Sprint. The Registration Statement has been revised accordingly.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Advance or Guaranteed Licensor Royalty Payments, page 44
4.	We note your response to prior comment number 19, including your revised disclosure, with respect to your accounting policy for prepaid royalties. Please clarify your complete accounting policy for prepaid royalties. If applicable, please clarify the accounting literature that you apply and how your policy fully complies with this literature. In addition, it appears that you may have deferred royalty costs in excess of non-refundable deferred revenue. If this is correct, please further clarify how you have determined that the capitalized royalty costs can be realized. Further clarify the objectively supportable evidence that you relied upon when determining that net margins exist during the base term of the contractual arrangement to support the amount of deferred royalty costs. Please clarify why your evaluation focuses on estimated revenues as

Securities and Exchange Commission
February 14, 2007

opposed to net margins. In addition, clarify how you have determined that it is probable the prepaid royalty costs will be realizable when you have recognized impairment charges for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006.
     In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s prepaid royalty expenses consist primarily of payments to content licensors, celebrities, movie studios and other organizations for its use of their trademarks, copyrights, personal publicity rights, content and/or other intellectual property. Royalty-based obligations with content licensors either are paid in advance and capitalized as prepaid royalties or are accrued as incurred and subsequently paid. These royalty-based obligations are expensed to cost of revenues, generally at the greater of the contractual rate or an effective royalty rate based on expected net product sales.
     Because these costs are not directly related to acquisition of a specific customer, there is no GAAP pronouncement that directly addresses the appropriate accounting; accordingly, the Company applies CON 6, Elements of Financial Statements, to its recording of prepaid or advanced royalties. In considering the guidance for the capitalization and amortization of prepaid royalties, the Company also reviewed SFAS 142, Goodwill and Other Intangible Assets, and SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and believes that its accounting model is consistent with this guidance. Advances to licensors that can be recouped through the sale of games and applications are capitalized and recorded in prepaid royalties on the balance sheet and decremented as royalties are earned. The Company believes that there is a direct relationship between the royalty paid and revenues earned. If the advances are not recoupable against future royalties, the Company capitalizes the fees in current or long-term “other assets,” as appropriate, and amortizes the balance over the lesser of the estimated life of the branded title or the term of the license agreement. The Company capitalizes all recoupable and non-recoupable advances because it believes these amounts represent probable future economic benefits that will directly contribute to the Company’s future cash inflows. Without the ability to use the licensed content, trademarks or other rights, the Company would be unable to generate future revenues on these games. As a result, the Company believes that these payments are direct and incremental costs associated with the future revenues generated from the sale of related games. Minimum royalty payments for intellectual property licenses are classified as current liabilities to the extent they are contractually due within the next twelve months. The Company evaluates the recoverability of all prepaid royalty balances at the individual license level at the close of each reporting period to determine whether the expected future sales and projected cash flows to be derived from the specific products in which the licensed asset is used are sufficient to recover the capitalized royalty advances and future royalty guarantees. If sales forecasts and related expected cash flows from the particular product do not support the recoverability of the asset or the remaining minimum guarantee, the Company records an impairment charge to cost of revenues to write-off the remaining minimum guarantee. The Company utilizes the future twelve month’s revenue forecasts by game title and by carrier as well as long-term sales forecasts that consider the licensed brand’s market attractiveness, the historical sales of similar games and similar genres on mobile devices for the Company and its competitors, the historical sales of similar games on other game platforms (e.g., consoles, personal computers and Internet), the current and anticipated demand for mobile games, the term of the license agreement, the territory in which the game may be distributed and the wireless carrier’s efforts to promote the licensed title. The Company applies the respective royalty rates to the forecasted revenues to arrive at the net margins required to fully recoup the advanced and guaranteed royalties over the term of the license arrangement.
     The Company further respectfully advises the Staff that it believes its existing prepaid royalty balances are realizable based on the forecasted net margins for the licensed products as well as other qualitative factors, including the success of other products and/or entertainment vehicles utilizing the intellectual property, whether there are any future planned theatrical releases or television series based on the intellectual property and the rights holder’s continued promotion and exploitation of the intellectual property. The historical impairments recognized by the Company were all based on specific facts and circumstances on an individual license basis that caused the Company to conclude that it was probable that the carrying value of the asset would not be realized. Only a small percentage of the titles that the Company has historically licensed ever resulted in an impairment.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on pages 46 and F-12 to clarify the accounting policy for these royalties.

Securities and Exchange Commission
February 14, 2007

Goodwill, page 46
5.	We note your response to prior comment number 20, which indicates you use the income approach and market comparable method to determine your enterprise value. Please further clarify why you believe that you will generate net income and positive cash flows in future years considering your history of losses and cash deficits. Please clarify whether your estimates or forecasts are supported by existing contracts. Please further revise your disclosures to clarify all the assumptions, judgments and estimates that you apply when determining that you will have sufficient discounted cash flows to support your goodwill. In addition, please revise your disclosure to discuss the estimates involved when selecting comparable companies and a reasonable revenue multiple when applying the market comparable valuation method. Please disclose the estimates involved in weighing the average of these methods. We refer you to Section V of SEC Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 47.
     The Company respectfully advises the Staff that the Company’s carriers and distributors market the Company’s products to end users, but the Company’s current carrier and distribution contracts do not include carrier purchase commitments. The Company creates a rolling four-quarter forecast at the end of each quarter and also assesses its titles under contract and its forecasted new titles to assess the products available to be sold beyond the four-quarter period. Additionally, according to Juniper Research in its June 2006 “Mobile Games: Subscription & Download, 2006-2011” report, the worldwide market for mobile games will grow from $3.1 billion in 2006 to $10.5 billion in 2009, a compound annual growth rate of 50.2%. The combination of our improved operating performance, the success of Glu-branded games, such as Super K.O. Boxing, the current titles under contract, the forecasted new titles, the overall market growth rates and the Company’s current carrier and distribution contracts provides the Company the basis to forecast net income and positive cash flows in future years. See further discussion of revenue growth in the Company’s response to comment 9. The Company believes that its disclosure, particularly as revised, conforms with the guidance in Section V of SEC Release No. 33-8350.
Stock-Based Compensation, page 48
6.	We note your revised disclosures in response to prior comment number 22. Please further revise your disclosures to include the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist in accordance with paragraph 182(c) of the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 50. The Company respectfully advises the Staff that it has not made a choice “not to obtain a contemporary valuation by an unrelated valuation specialist.” Rather, the Company in the recent past has endeavored to get each valuation as quickly as Duff & Phelps can produce it and the valuation can be reviewed by management and the Company’s independent registered public accounting firm. The Company received Duff & Phelps’ June 30, 2006 valuation draft on July 27, 2006 (and final report on September 6, 2006), its September 7, 2006 valuation draft on September 29, 2006 (and final report on October 25, 2006) and its December 31, 2006 valuation draft on January 12, 2007 (with the final report to be received shortly). Paragraph 87 of the Practice Aid states that practical considerations may prevent a valuation from being literally contemporaneous and cites an example of a two-month delay in final valuation that would nonetheless be considered to be contemporaneous.
     However, it has been the Company’s understanding, based largely on the comment process for Isilon System’s IPO a few months ago for which the Company’s counsel served as underwriters’ counsel, that the SEC did not consider final valuations received with a one to two month lag to be contemporaneous (Isilon first inserted the word “contemporaneous” on pages 34 and 35 of its Amendment No. 2 to address an SEC comment regarding whether its valuations were contemporaneous. Isilon then removed the word in Amendment No. 3 to address the next set of SEC comments). The Company has thus taken the conservative view that, while it strives to have its valuations be

Securities and Exchange Commission
February 14, 2007

as contemporaneous as possible, it will not make that claim in the prospectus and will provide the information specified in the Practice Aid for retrospective valuations.
7.	Update your disclosures to include the significant factors, assumptions and methodologies contributing to the difference between the fair value as of the date of September 7, 2006 and the estimated IPO price when the offering price is included in the filing. We may have additional comments when the disclosures are provided.
     The Company acknowledges the Staff’s comments and will update its disclosure to include the significant factors, assumptions and methodologies contributing to the difference between the fair value as of September 7, 2006 and the estimated IPO price at the time when the price range is first included in the preliminary prospectus. The Company further acknowledges that the Staff may have additional comments at the time that that disclosure is provided.
8.	We note from your letter dated January 8, 2007 that the majority of 181% increase in the estimated fair value of the common stock from $1.25 at June 30, 2006 to $3.51 at September 7, 2006 was due to a change in the list of comparable companies as provided by the investment banks. Please clarify why changing the comparable companies used in your valuation would cause such a significant increase in the fair value of your common stock. Clarify how you determined the comparable companies used in your September 7, 2006 valuation better represent your business than the companies used in your June 30, 2006 valuation (i.e., based on type of products and consumers, number of employees, etc.) If you determine the companies used in the valuation on September 7, 2006 better represent your business, please tell us how you considered retrospectively reassessing the previous valuations in light of the more representative comparable companies.
     The Company supplementally advises the Staff that [*]. Duff & Phelps shared this view for purposes of its valuation.
     The Company further advises the Staff that the selection of comparable companies is part science and part judgment. It is particularly difficult in a situation like this where no domestic public mobile games companies exist; this naturally requires a greater level of subjectivity. When various investment banks made IPO “pitch” presentations to the Company in September 2006, each presented a different set of companies that it thought were most comparable to the Company and upon which it had based its first preliminary thoughts regarding a potential IPO valuation of the Company. The comparable companies selected were provided by the investment banks based on their differing views of the marketplace and their thoughts regarding how the Company should be positioned to potential investors and thus valued. The factors typically used in the selection of comparables by investors, investment banks, analysts and valuation consultants include the following aspects of the company to be valued and potentially comparable companies:
•	growth characteristics as measured by revenue or other financial metrics;

•	margin characteristics;

•	product-defined markets served;

•	customer-defined markets served;

•	the size of a company as measured by financial metrics such as revenue or market capitalization;

•	the competitive position of a company, such as whether it is a market leader in terms of indicators such as market share; and

•	company-specific issues that suggest appropriateness or inappropriateness of a particular company as a comparable.
     As they examined the written materials presented by the various investment banks that had made IPO “pitch” presentations to the Company in September 2006, the Company and Duff & Phelps noted that there was more

Securities and Exchange Commission
February 14, 2007

commonality of approach to the selection of comparables among the four investment banks that presented (including Goldman Sachs) than between the prior comparable set used by Duff & Phelps and any of the investment banks, and that the selections of comparable companies by the investment banks appeared to be reasonable. The Company and Duff & Phelps did not believe that they should endeavor to pick and choose among the various sets of comparable companies provided by the individual investment banks or to create their own set of comparable companies based on all the presentations. Rather, once the Company had selected Goldman Sachs as its lead underwriter, Duff & Phelps used what it believed to be the appropriate core set of comparable companies after a consideration of the factors listed above as well as a review of the September IPO “pitch” presentation that Goldman Sachs had provided to the Company.1 This decision did not result from a belief that the comparable companies chosen by Goldman Sachs were necessarily better than the comparable companies previously used by Duff & Phelps or the comparable companies suggested by the other investment banks. The decision was made because it made sense to Duff & Phelps to use the set of comparable companies that it believed might later be utilized by Goldman Sachs to value the Company for the preliminary prospectus price range, and the Company agreed with this approach. This seemed to increase the probability that the valuation at September 7, 2006 would more closely and rationally correlate with the valuation chosen six to nine months later at the time the price range was included in the Registration Statement.
     As is often the case with investors, investment banks, analysts and valuation consultants when considering valuation approaches, the set of comparable companies used to value the Company and the relative importance of different companies within the set continuously evolve. In fact, based on a review of factors such as those cited above, and a review of the written materials that Goldman Sachs had provided to the Company in December 2006, Duff & Phelps again revised the set of comparable companies and the weighting given within the set of comparable companies that it used to value the Company, for example giving little or no weight to companies that were not in businesses similar to that of the Company.2
     As a result of the revisions of the comparable company set in December, notwithstanding the greater proximity to the offering date and further improvement in the Company’s financial situation, there was almost no increase in fair value of the Company’s common stock from September 7, 2006 to December 31, 2006 ($3.51 to $3.55). This would suggest, in retrospect, that the $3.51 price at September 7, 2006 was probably too high. However, for the same reason that Duff & Phelps did not go back retrospectively and change its June 30, 2006 valuation based on the September set of comparable companies, Duff & Phelps did not go back and retrospectively change its September 7, 2006 valuation based on the set of comparable companies in its December valuation and changing views of relative growth rates of the relevant companies.
     It is quite possible that the set of comparable companies and their relative weighting to be used in late February 2007 to select the price range for the cover page of the preliminary prospectus will vary from those used either in September 2006 or in December 2006. Duff & Phelps’ view is that it is inappropriate to take information and changes in the market not known at the valuation date and apply them retrospectively to earlier valuations. Rather, it believes that valuations should be finalized as close to possible to the date as of which they are made, based on the best information available at the time, and not subsequently changed based on more recent data or events. In the fall of 2006, at the Company’s request, Duff & Phelps affirmatively considered whether the September comparable companies should be used to revise the June 30 valuation and told the Company no. This view has been adopted by the Company and will continue to be applied consistently by the Company as further valuations are received.
9.	We note from your letter dated January 8, 2007 that you increased your revenue forecast for 2007 from [*] and made corresponding increases to your 2008 through 2010 forecast, which resulted in an increase of [*] in the estimated fair value of your common stock. Explain why you believe the increases in forecasted revenues are reasonable considering historical revenue growth was only $6.2 million and $18.7 million for the nine months ended September 30, 2006 and the year ended

[1]	In connection with its September IPO pitch presentation to the Company, Goldman Sachs advised the Company that its views and written materials were being provided only for purposes of those discussions and were not intended for any other use.

[2]	In connection with its December 2006 discussion with the Company regarding a progress update on preparation for the potential IPO, Goldman Sachs advised the Company that its views and written materials were being provided only for purposes of those discussions and were not intended for any other use.

Securities and Exchange Commission
February 14, 2007

December 31, 2005, respectively. We further note from your letter dated January 8, 2007 that you [*] during 2005 due to flat revenues during the last three quarters of 2005 and [*]. Please tell us how these factors were considered when preparing your forecast.
     [*]
     The Company respectfully advises the Staff that it believes the $6.2 million absolute dollar increase in revenues for the nine months ended September 30, 2006 (see comment 9 above) is not an appropriate measure of revenue growth since it compares revenues for all of 2005 to revenues for only three quarters of 2006. While the Company’s audit is still in process, the Company anticipates that its revenues for 2006 will be approximately $46 million, an increase of approximately $20.5 million from 2005. The Company’s revenues increased 292% from 2003 to 2004, 265% from 2004 to 2005 and approximately 80% from 2005 to 2006.
     In 2005, the Company’s revenues grew primarily because of its acquisition of Macrospace in December 2004 and the combined synergies of international distribution in EMEA for Sorrent (the Company’s name at the time of the Macrospace acquisition) titles and in the Americas for Macrospace titles. In 2005, the Company’s top ten titles represented 52.8% of the Company’s total revenues, or $13.5 million in absolute dollars, an average of $1.35 million per top ten title. The revenue growth from $7.0 million in 2004 to $25.7 million in 2005 was accomplished during the same timeframe as the integration of Macrospace into Sorrent and the investment in several infrastructure projects, including the implementation of Oracle Financials.
     In the nine months ended September 30, 2006, the Company increased revenues 69%, or $13 million, over the nine months ended September 30, 2005; both periods exclude pro forma financial results for iFone. During this same period, revenues from the top ten titles increased from $10.5 million to $18.2 million, an average increase of 73%. As noted above, as a result of growth in the fourth quarter of 2006, the Company’s percentage growth in revenues will increase to approximately 80% for the full year.
     The Company’s [*] forecast used by Duff & Phelps for purposes of its September 7, 2006 valuation report was the Company’s [*] forecast. It represented an approximately [*] increase in revenues from 2006 to 2007. [*] would represent an increase of approximately [*], or barely [*], from 2006 revenues.
     As noted on page 1 of the prospectus, according to Juniper Research in its June 2006 “Mobile Games: Subscription & Download, 2006-2011” report, the worldwide market for mobile games will grow from $3.1 billion in 2006 to $10.5 billion in 2009, a compound annual growth rate of 50.2%. The 2007 [*] estimates due to the Company’s having a full year of market penetration for iFone titles acquired in March 2006, a full year of regional offices opened in France, Germany and Brazil during 2006 and the smaller 2006 revenue base supporting [*].
     Obviously, the Company’s revenue forecasting is an extremely sophisticated process that analyzes many factors both “top down” and “bottoms up,” but these trends in percentage revenue growth and in absolute dollar increases in the last several years, together with anticipated growth in the overall market for mobile games, certainly would support the reasonableness of the forecast for 2007 relative to past results.
     The Company also supplementally advises the Staff that the [*] about which the Staff raises question were addressed by the Company during 2006. The Company believes that its sales force and its finance group currently can [*]. The Company also respectfully advises the Staff that the [*] were factored into its quarterly forecast process and annual planning throughout 2006.
10.	We note your disclosures on page 51 of the registration statement, which states, “[t]he increase in the estimated fair value of our common stock from $1.25 at June 30, 2006 to $3.51 at June 30, 2006 was primarily due to...” It appears as though $3.51 is the estimated fair value of your common stock at September 7, 2006. Please revise as appropriate.

Securities and Exchange Commission
February 14, 2007

     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 51.
Business
Competition, page 84
11.	Please refer to prior comment 35. We note your response and your conclusion that your judgments are so subjective in nature as to be inappropriate for disclosure in the registration statement. It does not appear, for example, that your statement that EA Mobile is “currently the clear leader in the Company’s industry” is subjective or inappropriate disclosure. Further, your discussion of the competitive environment in your response letter made reference to a company’s global presence, the extent to which a company focuses on original versus licensed intellectual property and mobile versions of intellectual property. To the extent these are key factors affecting the competitive environment, these factors should be discussed.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on pages 10 and 84-85.
Executive Compensation, page 86
12.	As per our discussion of February 9, 2007, we are continuing to review your executive compensation disclosure and will issue comments, if any, early next week.
     The Company acknowledges that the Staff is continuing to review its executive compensation disclosure and that the Staff may issue comments, if it has any, later this week.
Consolidated Balance Sheets, page F-3
13.	Please revise to include a complete pro forma balance sheet (excluding the effects of the offering) along side the historical balance sheet, giving effect to the change in capitalization (but not the offering proceeds) pursuant to Section AU 560.05. Footnote disclosures to this presentation should clarify the status of your mandatorily redeemable convertible preferred stock and special junior redeemable preferred stock as a result of your initial public offering.
     In response to the Staff’s comment, the Company has revised the disclosure on page F-3. The Company has also revised the disclosure in Note 2 on page F-8 to clarify the status of the mandatorily redeemable convertible preferred stock and special junior redeemable preferred stock as a result of the consummation of an initial public offering.
Note 2-Summary of Significant Accounting Policies
Revenue Recognition, page F-9
14.	We note your response to prior comment number 45 with respect to your policy for subscription licenses. We also note your disclosure that states “[s]ubsequent billings for subscription licenses are generally billed monthly.” Please revise your disclosure to clarify why you have subsequent monthly subscription license billings if the term of your licenses is only one month.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on pages 45 and F-9. The Company respectfully advises the Staff that an end user can elect to renew his or her subscription, generally on a monthly basis. In many of the carrier subscription agreements, there is automatic renewal until the subscribers opt-out. As discussed in the “Risk Factors” section of the Registration Statement (final paragraph on page 25), some carrier agreements require that subscribers opt-in to renew. Either case results in subsequent monthly subscription license revenues for the Company.
15.	Your response to prior comment number 48 states that you distribute networked applications on a subscription basis and your revenue recognition policy for these applications is consistent with your games.

Securities and Exchange Commission
February 14, 2007

Please clarify how you have met the delivery requirement to recognize these applications when they are initially delivered. Please clarify whether you are responsible for providing the service related to the software application (e.g., sports updates for FOX Sports Mobile Pro or puzzles for Daily Puzzle). Clarify whether you deliver any unspecified upgrades or enhancements to the delivered application during the service period. Clarify whether these applications have a maximum term of one month or whether they may have longer terms than your game sales.
     In response to the Staff’s comment, the Company respectfully advises the Staff that, for networked applications such as FOX Sports Mobile or Daily Puzzle, the Company is responsible for delivering content developed by third parties to the end user on a real-time to daily basis during the end user’s subscription period. The networked applications have a maximum subscription term of one month and are billed by the wireless carriers on a monthly basis. Since delivery of the software content occurs throughout the monthly subscription period, the Company generally recognizes revenues as services are performed and content is delivered so long as collectibility is reasonably assured, the fee is fixed or determinable, and evidence of an arrangement exists.
     In further response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not deliver any unspecified upgrades or enhancements to the delivered applications during the service period.
Note 7. Commitments and Contingencies
Minimum Guaranteed Payments-page F-25
16.	We note your response to prior comment number 52 with respect to your accounting policy for minimum guaranteed royalty payments. Please clarify why you record an offsetting asset on the balance sheet at the contractual amount upon execution of the contract (if no significant performance obligations remain). Please clarify how you determine that such amounts are a valid asset and how you determine that such amounts are recoverable. Please further clarify how you record royalty payments when significant performance obligations remain. Please clarify how you account for your accrued royalties and how your accrued royalties relate to your minimum guaranteed royalty payments, if applicable. We further note that you have identified an unrecognized liability and you believe the amount of the unrecognized liability at September 30, 2006 of approximately $960,000 is immaterial. Explain how you determined that this unrecorded liability is immaterial. Tell us how much of unrecognized liability should have been recorded for the years ended December 31, 2005 and 2004. Revise your disclosures in the Critical Accounting Policies and Estimates and/or Summary of Significant Accounting Policies to discuss your accounting policy for minimum guaranteed payments and accrued royalties.
     In response to the Staff’s comment and as discussed in the response to comment 4, the Company initially records minimum guaranteed royalty payments as an asset and as a liability at the contractual amount when no significant performance remains with the licensor. When significant performance remains with the licensor, the liability has not yet been incurred and, as a result, the Company records royalty payments as an asset when actually paid and as a liability when incurred, rather than upon execution of the contract. Royalty-based obligations either are paid in advance and capitalized on the Company’s balance sheet as prepaid royalties or are accrued as incurred and subsequently paid. At each balance sheet date, the aggregate amount included in the accrued liabilities balance includes both amounts related to minimum guaranteed payments and amounts accrued and payable based on revenues earned in the period.
     The Company further advises the Staff that, since the guaranteed royalties are recoupable against actual royalties earned, it does not believe it would be appropriate to expense the payments or future guarantees until the actual sale of the respective games and applications, unless the amount is not considered realizable. The Company performs extensive market research and analysis before entering into license agreements. These commitments require approval from senior members of management and, based on size, the Company’s board of directors to ensure proper consideration has been given before the agreements are signed. Therefore, the Company believes that recording an asset to offset the liability recorded for the minimum guarantees is most appropriate. FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB

Securities and Exchange Commission
February 14, 2007

interpretation No. 34, does not provide a specific account for the guarantor’s offsetting entry when it recognizes the liability at the inception of a guarantee. The Company believes the amounts recorded to offset the royalty commitment liability represent probable future economic benefits that will directly contribute to the Company’s future cash inflows and therefore should be recorded as assets in accordance with CON 6, Elements of Financial Statements.
     The Company believes that the assets recorded to offset the minimum royalty commitments are realizable when considering the forecasted net margins for the licensed products over the license agreement as well as other qualitative factors including the success of similar games and similar genres on mobile devices for Glu and its competitors and/or other game platforms (e.g., consoles, personal computers and Internet) utilizing the intellectual property, whether there are any future planned theatrical releases or television series based on the intellectual property and the rights holder’s continued promotion and exploitation of the intellectual property and the current and anticipated demand for mobile games, the territory in which the game may be distributed and the wireless carrier’s interest in promoting the licensed title. In the event the carrying value of the prepaid royalty and future guarantee commitment is greater than the forecasted margins and future cash flows for the licensed property, the Company records an impairment charge to cost of revenues.
     The Company respectfully advises the Staff that the Company evaluated the impact of the $960,000 unrecorded liability for minimum guaranteed royalties on its total current and non-current assets and liabilities, stockholders’ equity, net income and statement of cash flows following the guidance in SAB 99, Materiality. The offset to this liability is a understatement of the royalty-based asset account. After consultation with external legal counsel, the Company has discussed and agreed with its Audit Committee that the unrecorded liability for minimum guaranteed royalties of $960,000 is not material to the Company’s results of operations, financial statements or related disclosures for the period ended September 30, 2006. In reaching this conclusion, both quantitative and qualitative factors were considered.
     In response to the Staff’s question regarding the amount of the liability recorded in 2004 and 2005, the Company respectfully advises the Staff that FSP FIN 45-3, Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or its Owners, is effective for all agreements entered into or modified by the Company beginning January 1, 2006 (the Company’s first fiscal quarter following the date that the final FSP was posted to the FASB website). FSP FIN 45-3 states that the accounting for minimum guarantees issued prior to the initial application of this interpretation should not be revised or restated. Therefore, there was no recorded or unrecorded liability for minimum guaranteed royalties for the years ended December 31, 2004 or 2005.
     As noted in response to comment 4, the Company has revised the disclosure in the Registration Statement on pages 46 and F-12 to clarify its accounting policy for minimum guaranteed payments and accrued royalties.
Note 9. Stockholders’ Equity/(Deficit)-page F-27
17.	We note from your letter dated January 8, 2007 that you sold an aggregate of 249,169 shares of your common stock to two entities affiliated with Granite Global Ventures for $249,169, or $1.00 per share in April 2005. We further note that the estimated fair value of your common stock at April 30, 2005 was $1.47. Tell us whether you have recorded any compensation expense for the intrinsic value between the issuance price and estimated fair value of the common stock.
     The Company supplementally advises the Staff that it has not recorded any compensation expense for the intrinsic value between the issuance price and the estimated fair value of its common stock for that transaction. Granite Global Ventures had no relationship with the Company at the time it purchased common stock from the Company and, therefore, the transaction was an arms’-length negotiation resulting in a price acceptable to a willing buyer and willing seller. The purchase price was equivalent to the exercise price of options granted by the Company in March 2005, which the Company believed to be the fair value of its common stock. The higher valuations noted by the Staff were first determined by Duff & Phelps in reports delivered in June 2005, three months after this transaction was negotiated. The Company evaluated the guidance outlined in Emerging Issues Task Force (“EITF”) Abstract 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in

Securities and Exchange Commission
February 14, 2007

Conjunction with Selling, Goods or Services, and determined that this transaction is outside the scope of this literature because Granite Global Ventures does not provide any goods or services to the Company. In addition, as discussed in our response to prior comment 53, the Company also considered the provisions of EITF Abstract 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF Abstract 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, with respect to each series of convertible preferred stock issued and determined that the effective conversion prices, as defined in the above literature, taking into consideration any allocation of the proceeds to other instruments issued at the same time, were greater than the fair value of the Company’s common stock on the dates the securities were sold. Therefore, no beneficial conversion feature was identified.
Note 18. Subsequent Events-page F-43
18.	We note your response to prior comment number 57 which describes the reasons that you reduced the automatic conversion price of your redeemable convertible preferred stock. We further note your response to prior comment number 53, which states “[t]o date, the Company has not adjusted the conversion ratios and therefore no contingent beneficial feature has been recognized.” Please clarify why you do not consider the adjustment to the automatic conversion ratio on December 18, 2006 an adjustment to the effective conversion ratio of your preferred stock. Please tell us the effective conversion ratio of each class of Preferred Stock upon issuance and the current conversion ratio.
     In response to the Staff’s comment, the Company respectfully advises the Staff that the modification made on December 18, 2006 was not a modification to the conversion ratio of the preferred stock but merely a change in the market trigger price that would cause the preferred stock to convert automatically into common stock upon the consummation of a qualifying initial public offering. The conversion ratio of each series of preferred stock has since issuance been and continues to be 1:1.
Unaudited Pro Forma Combined Condensed Financial Information
Notes to Unaudited Pro Forma Combined Condensed Financial Information
Note 2. Pro Forma Adjustments-page F-72
19.	We note your response to prior comment number 59, which indicates that your pro forma statements of operations include an adjustment to eliminate certain expenses incurred by iFone that are non-recurring and a direct result of the acquisition (including legal and investment banker fees as well as a stock-based compensation charge triggered by the change in control). Cite the guidance you relied upon in deciding to remove these expenses from your pro forma financial statements. Explain why you believe these nonrecurring charges are expected to have a continuing impact pursuant to Rule 11-02(b)(5) and (6) of Regulation S-X. Revise or advise as appropriate.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on pages F-67 through F-69 and F-73 to remove the pro forma adjustment that eliminated certain non-recurring expenses incurred by iFone as a direct result of the acquisition.
     Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7130 or, in his absence, Laird H. Simons III, Esq. at (650) 335-7233.
CONFIDENTIAL TREATMENT REQUEST
     The Company hereby requests, pursuant to 17 C.F.R. Section 200.83, that the redacted contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as it contains confidential information. In accordance with 17 C.F.R. Section 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten

Securities and Exchange Commission
February 14, 2007

business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you notify Eric Ludwig and Rocky Pimentel at Glu Mobile Inc., 1800 Gateway Drive, Second Floor, San Mateo, California 94404 (650/571-1550) and David A. Bell, Esq. at Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, CA 94041 (650/335-7130).

Sincerely, /s/ David A. Bell David A. Bell

cc:

L. Gregory Ballard, Chief Executive Officer and President
Albert A. Pimentel, Executive Vice President and Chief Financial Officer
Eric R. Ludwig, Vice President, Finance
Kevin S. Chou, Vice President and General Counsel
Glu Mobile Inc.
Laird H. Simons III, Esq. Fenwick & West LLP
Kevin Healy Wayne Hedden PricewaterhouseCoopers LLP
Craig M. Schmitz, Esq. Natalie A. Kaniel Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP